Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month period ended March 31, 2021, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34” )– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; disruptions to Calyxt’s business, including disruptions resulting from Calyxt’s execution of its business model; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2021 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademark Calyxt® is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. and its subsidiaries, taken as a whole.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2020	March 31, 2021
ASSETS
Non-current assets
Intangible assets		1,584	1,604
Property, plant, and equipment	6	71,673	75,403
Right-of-use assets	5	73,845	71,213
Other non-current financial assets	7	7,007	22,105

Total non-current assets		154,109	170,325
Current assets		—
Inventories		1,606	5,315
Trade receivables	8.1	5,171	6,385
Subsidies receivables	8.2	10,703	12,535
Other current assets	8.3	29,643	22,257
Current financial assets	9.1	27,091	18,438
Cash and cash equivalents	9.2	241,148	207,457

Total current assets		315,362	272,387

TOTAL ASSETS		469,471	442,712

LIABILITIES
Shareholders’ equity
Share capital	13	2,785	2,801
Premiums related to the share capital	13	863,912	869,696
Currency translation adjustment		(4,089)	(12,363)
Retained earnings		(505,961)	(586,339)
Net income (loss)		(81,074)	(11,868)

Total shareholders’ equity - Group Share		275,573	261,926
Non-controlling interests		33,273	27,818

Total shareholders’ equity		308,846	289,744
Non-current liabilities
Non-current financial liabilities	10	28,836	27,990
Non-current lease debts	10	75,764	73,398
Non-current provisions	16	4,010	3,549
Other non-current liabilities			1,109

Total non-current liabilities		108,610	106,047

Current liabilities
Current lease debts	10	6,696	6,985
Trade payables	10	24,609	24,682
Deferred revenues and contract liabilities	12	452	264
Current provisions	16	1,131	1,126
Other current liabilities	11	19,127	13,865

Total current liabilities		52,015	46,922

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		469,471	442,712

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended March 31,

$ in thousands, except per share amounts

		For the three-month period ended March 31,
	Notes	2020	2021
Revenues and other income
Revenues	3.1	50,128	25,601
Other income	3.1	1,778	2,365

Total revenues and other income		51,907	27,966

Operating expenses		—
Cost of revenue	3.2	(4,600)	(8,145)
Research and development expenses	3.2	(20,724)	(31,004)
Selling, general and administrative expenses	3.2	(12,146)	(8,779)
Other operating income (expenses)		(25)	56

Total operating expenses		(37,495)	(47,872)

Operating income (loss)		14,412	(19,907)

Net Financial gain (loss)		2,190	4,561

Income tax		—	—

Net income (loss)		16,602	(15,346)

Attributable to shareholders of Cellectis		20,081	(11,868)
Attributable to non-controlling interests		(3,480)	(3,478)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	14
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		0.47	(0.28)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		0.47	(0.28)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended March 31,

$ in thousands

	For the three-month period ended March 31,
	2020	2021
Net income (loss)	16,601	(15,346)

Actuarial gains and losses	(45)	440

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(45)	440

Currency translation adjustment	(6,207)	(9,683)
Commodity derivative contracts	(55)	—

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(6,261)	(9,683)

Total Comprehensive income (loss)	10,294	(24,589)

Attributable to shareholders of Cellectis	13,405	(19,627)
Attributable to non-controlling interests	(3,111)	(4,962)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the three-month period ended March 31,

$ in thousands

		For the three-month period ended March 31,
	Notes	2020	2021
Cash flows from operating activities

Net income (loss) for the period		16,602	(15,346)

Reconciliation of net income (loss) and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		2,053	3,766
Net loss (income) on disposals		9	57
Net financial loss (gain)		(2,196)	(4,561)
Expenses related to share-based payments		4,776	30
Provisions		(308)	185
Other non-cash items		93	41
Convertible note received for up-front license fee classified in non-current assets		—	(15,423)
Interest (paid) / received		753	31

Operating cash flows before change in working capital		21,781	(31,219)

Decrease (increase) in inventories		(702)	(3,735)
Decrease (increase) in trade receivables and other current assets		1,074	(1,073)
Decrease (increase) in subsidies receivables		(2,239)	(2,363)
(Decrease) increase in trade payables and other current liabilities		659	(2,360)
(Decrease) increase in deferred income		(19,114)	(179)

Change in working capital		(20,323)	(9,710)

Net cash flows provided by (used in) operating activities		1,458	(40,929)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		—	—
Acquisition of intangible assets		(43)	(22)
Acquisition of property, plant and equipment		(7,912)	(8,191)
Net change in non-current financial assets		(1,977)	(132)
Sale (Acquisition) of current financial assets		(38,620)	8,652

Net cash flows provided by (used in) investing activities		(48,552)	307

Cash flows from financing activities
Proceeds from the exercise of stock options Cellectis		—	11,818
Proceeds from the exercise of stock options Calyxt		—	209
Increase in share capital Cellectis		—	—
Increase in share capital Calyxt		—	—
Increase in borrowings		—	—
Payments on lease debts		(1,899)	(2,237)

Net cash flows provided by (used in) financing activities		(1,899)	9,790

(Decrease) increase in cash and cash equivalents		(48,992)	(30,832)

Cash and cash equivalents at the beginning of the year		340,522	241,148
Effect of exchange rate changes on cash		(4,397)	(2,859)

Cash and cash equivalents at the end of the period	9	287,133	207,457

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the three-month period ended March 31,

$ in thousands, except share data

		Share Capital Ordinary Shares						Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity

As of January 1, 2020		42,465,669	2,767	843,478	(22,641)	(406,390)	(102,091)	315,123	40,347	355,470
Net Loss							20,081	20,081	(3,480)	16,601
Other comprehensive income (loss)					(6,593)	(83)		(6,676)	369	(6,307)

Total comprehensive income (loss)					(6,593)	(83)	20,081	13,405	(3,111)	10,294
Allocation of prior period loss						(102,091)	102,091
Capital Increase
Transaction with subsidiaries						(26)		(26)	26	(0)
Non-cash stock-based compensation expense	13			3,361	(20)			3,341	1,482	4,823
Other movements

As of March 31, 2020		42,465,669	2,767	846,839	(29,254)	(508,590)	20,081	331,843	38,744	370,588

As of January 1, 2021		42,780,186	2,785	863,911	(4,089)	(505,961)	(81,074)	275,572	33,273	308,845
Net Loss							(11,868)	(11,868)	(3,478)	(15,346)
Other comprehensive income (loss)					(8,198)	440		(7,759)	(1,485)	(9,243)

Total comprehensive income (loss)					(8,198)	440	(11,868)	(19,627)	(4,962)	(24,589)
Allocation of prior period loss						(80,974)	81,074	100		100
Exercise of stock options Calyxt						135		135	74	209
Transaction costs(1)				(493)	14			(480)		(480)
Exercise of share and employee warrants / stock-options Cellectis		258,994	16	5,702				5,717		5,717
Non-cash stock-based compensation expense	13			598				598	(568)	30
Other movements				(21)	(89)	21		(89)	—	(89)

As of March 31, 2021		43,039,180	2,801	869,696	(12,363)	(586,339)	(11,868)	261,926	27,818	289,744

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

(1)

These costs correspond to the issuance costs related to the At-the-market (“ATM”) financing program were recorded as a reduction of share premium, in anticipation of share issuances that occurred in April 2021

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology.

Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. Our gene editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to deliver plant-based innovations and solutions with substantial disruption potential across multiple industries.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. (which was incorporated on January 18, 2019) and Calyxt, Inc. are sometimes referred to as a consolidated group of companies as the “Group.”

COVID-19 Update

While implementing health and safety measures in response to the COVID-19 pandemic, we continued to advance our proprietary allogeneic CAR T-cell programs during the three months ended March 31, 2021.

Although the COVID-19 pandemic has slowed the enrolment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during this first quarter of 2021, and each of the trials currently continues to progress through its respective dose levels.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to continue to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first quarter of 2021, the COVID-19 pandemic did not have a material impact on operations. However, a resurgence of the COVID-19 pandemic, governmental response measures, and resulting disruptions could adversely affect Calyxt’s operations and results.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of, and for the three-month period ended, March 31, 2021 were approved by our Board of Directors on May 6, 2021.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of, and for the three-month period ended March 31, 2021 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of and for the three-month period ended March 31, 2021 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2020, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2021 but had no significant impact on the Interim Consolidated Financial Statements:

•

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for accounting periods beginning after January 1, 2021. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows:

•	Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond 30 June 2021(issued on 31 March 2021)

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (Effective for the accounting periods as of January 1, 2022)

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Consolidated entities

For the three-month periods ended March 31, 2021 and March 31, 2020, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc., which was incorporated on January 18, 2019, and Calyxt.

As of March 31, 2021, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 64.5% of Calyxt’s outstanding shares of common stock.

Non-controlling interests

Non-controlling shareholders held a 35.3% interest in Calyxt as of December 31, 2020 and a 35.5% interest in Calyxt as of March 31, 2021. These non-controlling interests were generated during the initial public offering of Calyxt and a subsequent follow-on offering, as well as through vesting and exercises of equity awards.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2020	2021
	$ in thousands
From France	47,751	20,613
From USA (1)	2,377	4,988

Revenues	50,128	25,601

Research tax credit	1,848	2,363
Subsidies and other	(69)	2

Other income	1,778	2,365

Total revenues and other income	51,907	27,966

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the three-month period ended March 31,
	2020	2021
	$ in thousands
Recognition of previously deferred upfront payments	19,470	—
Other revenues	27,557	20,565

Collaboration agreements	47,027	20,565

Licenses	768	48
Products & services	2,334	4,988

Total revenues	50,128	25,601

Recognition of other revenues mainly reflects (i) the recognition of $15.0 million of upfront amounts related to the grant of a right-of-use licence as part of the agreement signed between Cellectis and Cytovia on February 12, 2021 and (ii) the recognition of a $5.1 million milestone related to Cellectis’ agreement with Allogene. The agreement with Cytovia provides for several types of financial compensation to Cellectis, including equity or cash compensation of $15 million committed at the signature of the contract, as well as cash milestones payments, cash upfront payment upon delivery of products and single-digit royalties.

Revenues related to licenses include royalties received under our various license agreements.

Products and services revenues mainly include the revenues of plants activities which are primarily attributable to Calyxt’s high oleic soybean seed grain sales for $5.0 million during the first quarter of 2021.

3.2 Operating expenses

	For the three-month period ended March 31
	2020	2021
Cost of goods sold	(3,884)	(7,331)
Royalty expenses	(716)	(814)

Cost of revenue	(4,600)	(8,145)

	For the three-month period ended March 31
	2020	2021
Research and development expenses
Wages and salaries	(6,486)	(10,638)
Social charges on stock option grants	—	(761)
Non-cash stock based compensation expense	(2,604)	(1,711)

Personnel expenses	(9,089)	(13,111)

Purchases and external expenses	(9,967)	(15,040)
Other	(1,668)	(2,854)

Total research and development expenses	(20,724)	(31,004)

	For the three-month period ended March 31
	2020	2021
Selling, general and administrative expenses
Wages and salaries	(4,786)	(6,129)
Social charges on stock option grants	—	(333)
Non-cash stock based compensation expense	(2,172)	1,681

Personnel expenses	(6,958)	(4,782)

Purchases and external expenses	(4,329)	(2,831)
Other	(859)	(1,166)

Total selling, general and administrative expenses	(12,146)	(8,779)

	For the three-month period ended March 31
	2020	2021
Personnel expenses
Wages and salaries	(11,272)	(16,768)
Social charges on stock option grants	—	(1,094)
Non-cash stock based compensation expense	(4,776)	(30)

Total personnel expenses	(16,047)	(17,892)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the three-month period ended March 31, 2021, Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President Strategic Initiatives;

•	The Executive Vice President Global Quality (until April 2021);

•	The Senior Vice President Europe Technical Operations;

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

• Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

• Plants: This segment is focused on delivering plant-based innovations and solutions with substantial disruption potential across multiple industries. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Cost of revenue and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) by segment includes the impact of the operations between segments while the intra-segment operations are eliminated.

	For the three-month period ended March 31, 2020			For the three-month period ended March 31, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	2,377	47,751	50,128	4,988	20,613	25,601
External other income	—	1,778	1,778	—	2,365	2,365

External revenues and other income	2,377	49,530	51,907	4,988	22,978	27,966

Cost of revenue	(3,879)	(720)	(4,600)	(7,369)	(776)	(8,145)
Research and development expenses	(2,633)	(18,091)	(20,724)	(3,025)	(27,979)	(31,004)
Selling, general and administrative expenses	(6,464)	(5,682)	(12,146)	(4,118)	(4,660)	(8,779)
Other operating income and expenses	(20)	(5)	(25)	(24)	80	56

Total operating expenses	(12,996)	(24,497)	(37,495)	(14,536)	(33,336)	(47,872)

Operating income (loss) before tax	(10,619)	25,032	14,412	(9,548)	(10,358)	(19,907)

Net Financial gain (loss)	(334)	2,523	2,190	(290)	4,851	4,561

Net income (loss)	(10,953)	27,555	16,602	(9,839)	(5,507)	(15,346)

Non controlling interests	3,480	—	3,480	3,478	—	3,478

Net income (loss) attributable to shareholders of Cellectis	(7,473)	27,555	20,081	(6,361)	(5,507)	(11,868)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	(90)	2,274	2,185	262	1,305	1,567
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	747	1,087	1,834	(1,295)	323	(973)

Adjustment of share-based compensation attributable to shareholders of Cellectis	657	3,361	4,019	(1,033)	1,628	595

Adjusted net income (loss) attributable to shareholders of Cellectis	(6,817)	30,917	24,100	(7,394)	(3,879)	(11,273)

Depreciation and amortization	(490)	(1,555)	(2,045)	(604)	(3,186)	(3,791)
Additions to tangible and intangible assets	148	13,828	13,975	268	6,332	6,601

Details of key performance indicators by reportable segment for three-month periods ended March 31, 2021 and 2020

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in the CGUs at the end of the three-month period ended March 31, 2021.

Note 5. Right-of-use assets

Accounting policy

Lease contracts recognition

Lease contracts, as defined by IFRS 16 “Leases”, are recorded in the statement of consolidated financial position, which leads to the recognition of:

•	an asset representing a right of use of the asset leased during the lease term of the contract “right-of-use”; and

•	a liability related to the payment obligation “lease debt”.

Measurement of the right-of use asset

At the commencement date, the right-of-use asset is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability, to which is added, if applicable, any lease payments made at or before the commencement date, less any lease incentives received;

•

where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded; and

•	estimated costs for restoration of the leased asset according to the terms of the contract.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets as lease term for the rental component.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments; meaning that even if they are variable in form, they are in-substance unavoidable);

•

variable lease payments that depend on an index or a rate, initially measured using the index or the rate in force at the lease commencement date; amounts expected to be payable by the lessee under residual value guarantees; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	the liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period; and

•	payments made are deducted.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	the occurrence of a change in the lease term or a modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option,

•	a remeasurement linked to residual value guarantees, or

•	the occurrence of an adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

COVID-19-Related Rent Concessions

On May 28, 2020, the IASB issued “COVID-19-Related Rent Concessions”, an amendment to IFRS 16. The amendment, which is applicable from June 1, 2020 allows lessees not to account for rent concessions as lease modifications if they are a direct consequence of COVID-19 and meet certain conditions. The practical expedient has been applied by the Group to all rent concessions that meet the conditions in IFRS 16.46B.

The amount recognised in profit or loss for the reporting period to reflect changes in lease payments that arise from rent concessions to which the Group has applied the practical expedient in IFRS 16.46A is immaterial.

Main contracts applicable

Based on its analysis, the Group has identified lease contracts according to the standard concerning office buildings, laboratories, production facilities and storage facilities.

For purposes of IFRS 16, the lease term reflects the Group’s reasonable expectation of the period during which the underlying asset will be used.

The discount rate used to calculate the lease debt is determined, for each portfolio of assets, according to the incremental borrowing rate at the contract date.

The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The rental charges relating to short term and low value lease remains classified as leases expenses in operating expenses.

Details of Right-of-use assets

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right of use and lease liability on the Statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2020	43,111	2,500	45,612

Additions to tangible assets	3,383	706	4,089
Depreciation expense	(1,136)	(279)	(1,414)
Translation adjustments	(441)	(31)	(472)

Net book value as of March 31, 2020	44,918	2,896	47,814

Gross value at end of period	50,077	3,822	53,899
Accumulated depreciation and impairment at end of period	(5,159)	(926)	(6,085)
Net book value as of January 1, 2021	62,424	11,421	73,845

Additions	—	668	668
Depreciation expense	(1,442)	(916)	(2,358)
Translation adjustments	(831)	(111)	(942)

Net book value as of March 31, 2021	60,150	11,063	71,213

Gross value at end of period	70,662	14,216	84,878
Accumulated depreciation at end of period	(10,512)	(3,153)	(13,665)

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$in thousands
Net book value as of January 1, 2020	3,330	3,160	2,435	14,787	23,712

Additions to tangible assets	216	47	166	13,491	13,920
Disposal of tangible assets	—	(9)	—	—	(9)
Reclassification	533	103	151	(787)	0
Depreciation expense	(76)	(312)	(207)	—	(595)
Translation adjustments	(45)	(18)	(14)	(139)	(216)

Net book value as of March 31, 2020	3,958	2,971	2,531	27,352	36,811

Gross value at end of period	8,438	13,875	4,431	28,150	54,893
Accumulated depreciation and impairment at end of period	(4,481)	(10,904)	(1,900)	(798)	(18,082)
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673

Additions to tangible assets	1,645	937	426	3,593	6,601
Disposal of tangible assets	(35)	(0)	—	—	(36)
Reclassification	929	3,882	323	(5,135)	—
Depreciation expense	(492)	(675)	(151)	—	(1,317)
Translation adjustments	(453)	(94)	(862)	(108)	(1,517)

Net book value as of March 31, 2021	18,358	8,486	2,908	45,651	75,402

Gross value at end of period	24,346	22,881	4,466	45,651	97,345
Accumulated depreciation and impairment at end of period	(5,989)	(14,394)	(1,559)	(0)	(21,941)

As of March 31, 2021, no assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment.

For the three-month period ended March 31, 2021, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $1.6 million and other equipment for $1.4 million ($0.9 million of technical equipment and $0.4 million of other equipment).

Assets under construction as of March 31, 2021 primarily relates to Cellectis’ new raw materials manufacturing facility and offices in Paris ($2.3 million), and a new commercial manufacturing facility in Raleigh, North Carolina ($42.5 million), and the balance relates to capital expenditure in Cellectis’ New York office and in the Plants Segment. The assets put into service in 2021 amount to $0.6 million for Cellectis for the Paris manufacturing facility and offices, to $3.5 million for Cellectis for the Raleigh manufacturing facility and to $1.0 million for Calyxt.

Note 7. Non-current financial assets

On February 12, 2021, Cellectis entered into an agreement with Cytovia Therapeutics, Inc. (“the Cytovia agreement”). The consideration to Cellectis includes a convertible note for $15 million issued by Cytovia to Cellectis upon the signature of the contract (which may be settled in cash or converted to equity of Cytovia under certain conditions). This convertible note does not bear interest. As of March 31, 2021, management has determined that the fair value of the note approximates its carrying value. The fair value measurement of the convertible note is categorized within Level 1. No credit loss is expected over this convertible note.

Note 8. Trade receivables and other current assets

8.1 Trade receivables

	As of December 31,	As of March 31,
	2020	2021
	$ in thousands
Trade receivables	5,787	6,698
Valuation allowance	(616)	(312)

Total net value of trade receivables	5,171	6,385

All trade receivables have payment terms of less than one year. The trade receivables as of March 31, 2021 are mainly due to our collaboration contract with Allogene and to Calyxt’s high oleic soybean seed grain sales.

8.2 Subsidies receivables

	As of December 31,	As of March 31,
	2020	2021
	$ in thousands
Research tax credit	10,703	12,535

Total subsidies receivables	10,703	12,535

Research tax credit receivables as of March 31, 2021 include the accrual for a French research tax credit related to 2021 for $2.2 million, related to 2020 for $8.8 million and to previous periods for $1.3 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of March 31, 2021.

8.3 Other current assets

	As of December 31,	As of March 31,
	2020	2021
	$ in thousands
VAT receivables	3,093	2,200
Prepaid expenses and other prepayments	14,113	13,229
Tax and social receivables	227	306
Deferred expenses and other current assets	12,210	6,522

Total other current assets	29,643	22,257

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2020, and the three-month period ended March 31, 2021, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2020, deferred expenses and other current assets mainly relates to a $6.2 million receivable following Cellectis’ employees’ option exercises, a Calyxt broker receivable and certain down payments to suppliers for $2.7 million, as well as a right of $3.0 million to obtain equipment at our Raleigh facility which generates an equivalent financial liability As of March 31, 2021, deferred expenses and other current assets mainly relates to a Calyxt broker receivable of $2.5 million and certain down payments to suppliers for $0.7 million, as well as a right of $3.3 million to obtain equipment at our Raleigh facility which generates an equivalent financial liability.

As of December 31, 2020, and as of March 31, 2021, tax and social receivables relate mainly to social charges on personnel expenses.

Note 9. Current financial assets and Cash and cash equivalents

As of December 31, 2020	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	27,091	—	27,091
Cash and cash equivalents	241,148	—	241,148

Current financial assets and cash and cash equivalents	268,239	—	268,239

As of March 31, 2021	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	18,438	—	18,438
Cash and cash equivalents	207,457	—	207,457

Current financial assets and cash and cash equivalents	225,895	—	225,895

9.1 Current financial assets

Current financial assets include current restricted cash and other current financial assets.

As of March 31, 2021, restricted cash consists of:

i.	deposit to secure commitment to supplier regarding the manufacturing facility construction for $15 million classified as short-term restricted cash included within current financial assets, and

ii.	deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.0 million of which $0.4 million are classified as short-term restricted cash included within current financial assets.

Other current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of corporate debt securities and commercial paper. Their nominal value and their fair value amounted to $3.0 million in each case as of March 31, 2021 and to $11.7 million as of December 31, 2020).

9.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2020	2021
	$ in thousands
Cash and bank accounts	164,586	133,707
Money market funds	13,977	13,949
Fixed bank deposits	62,585	59,801

Total cash and cash equivalents	241,148	207,457

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 10. Financial liabilities

10.1 Detail of financial liabilities

	As of December 31,	As of March 31,
	2020	2021
	$ in thousands
Lease debts	75,764	73,398
State Guaranteed loan « PGE »	22,701	21,803
PPP loan	1,518	1,518
Other non-current financial liabilities	4,617	4,670

Total non-current financial liabilities and non current lease debts	104,600	101,389

Lease debts	6,696	6,985

Total current financial liabilities	6,696	6,985

Trade payables	24,609	24,682
Other current liabilities	19,127	13,865

Total Financial liabilities	155,032	146,921

As of March 31, 2021, the other non-current financial liabilities are mainly composed of the following elements:

•

a financial liability of $3.3 million related to an equipment rental agreement at our Raleigh good manufacturing practices (“GMP”) facility, which will be reclassified to lease debt when the equipment is delivered or accepted by Cellectis; and

•	Cellectis’ obtention in 2020 of a $1.4 million loan to finance leasehold improvement at our location in New-York.

PPP loan corresponds to Calyxt’s obtention of a $1.5 million paycheck protection program (PPP) loan under the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act, for which Calyxt had applied for forgiveness on October 21, 2020. On April 8, 2021, Calyxt was notified by the Small Business Administration, which administers the PPP loan program, that the full amount of the PPP loan had been forgiven.

State Guaranteed loan « PGE » corresponds to includes Cellectis’ obtention of an €18.5 million (or $21.7 million using exchange rate as of March 31, 2021) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE“). Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.25% to 2.35%. After an initial interest-only term of two years, the loan will be amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount.

10.2 Due dates of the financial liabilities

Balance as of March 31, 2021	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	80,384	6,985	30,231	43,168
Other financial liabilities	27,990	907	24,720	2,363

Financial liabilities	108,374	7,892	54,951	45,531

Trade payables	24,682	24,682	—	—
Other current liabilities	13,865	13,865	—	—
Total financial liabilities	146,921	46,439	54,951	45,531

Note 11. Other current liabilities

	As of December 31,	As of March 31,
	2020	2021
	$ in thousands
VAT Payables	81	75
Accruals for personnel related expenses	12,969	9,581
Other	6,077	4,209

Total	19,127	13,865

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The decrease in accruals for personnel related expenses between December 31, 2020 and March 31, 2021 is mainly explained by yearly bonus payments which occurred in February 2021.

The decrease in other between December 31, 2020 and March 31, 2021, is mainly driven by fixed assets accruals.

Note 12. Deferred revenues and contract liabilities

	As of December 31, 2020	As of March 31, 2021

	$ in thousands
Deferred revenues and contract liabilities	452	264
Others

Total Deferred revenue and contract liabilities	452	264

Note 13. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2020	2,767	843,478	42,465,669	0.05
Capital Increase	—	—	—	—
Non-cash stock based compensation expense	—	3,361	—	—
Other movements	—	—	—	—

Balance as of March 31, 2020	2,767	846,839	42,465,669	0.05

Balance as of January 1, 2021	2,785	863,911	42,780,186	0.05
Exercise of share warrants, employee warrants and stock options	16	5,681	258,994	—
Non-cash stock based compensation expense	—	598	—	—
Transaction costs		(493)

Balance as of March 31, 2021	2,801	869,696	43,039,180	0.05

Capital evolution during the three-month period ended March 31, 2021

•	During the three-month period ended March 31, 2021, 258,994 shares were issued as a result of the exercise of share warrants, employee warrants and stock options.

•

During the three-month period ended March 31, 2021, $0.5 million of issuance costs related to Cellectis’ At-the-market (“ATM”) financing program were recorded as a reduction of share premium, in anticipation of share issuances that occurred in April 2021

Note 14. Non-cash stock-based compensation

14.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2019	2020
Weighted-Average fair values of stock options granted	10.26€	7.00€
Assumptions:
Risk-free interest rate	-0.38% - 0.09%	0.00%
Share entitlement per options	1	1
Exercise price	11.06€ - 18.25€	8.27€ - 15.84€
Grant date share fair value	11.32€ - 17.80€	9.14€ - 15.76€
Expected volatility	63.8% - 66.6%	61.3% - 62.8%
Expected term (in years)	6.15 - 6.25	6.15
Vesting conditions	Service	Service
Vesting period	Graded	Graded

No stock option was granted in 2021 in the three-month period ended March 31, 2021.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2019	6,922,172	26.30	€9,672,382	24.22		€6.8y
Granted	—	—	479,000	12.54	€
Exercised	—	—	(291,053)	17.86	€
Forfeited or Expired	—	—	(373,672)	20.61	€
Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97		€5.9y
Granted	—	—	—	—
Exercised	—	—	(253,494)	18.49	€
Forfeited or Expired	—	—	(31,511)	19.94	€
Balance as of March 31, 2021	7,881,775	25.41	€9,201,652	24.13		€5.6y

Share-based compensation expense related to stock option awards was $0.6 million and $3.3 million for the three-month periods ended March 31, 2021 and 2020, respectively.

On March 5, 2021, the Board of Directors decided to grant 924,520 stock-options under the 2018 Stock option Plan. As the employees and the members of the CODM accept the grant after March 31, 2021, the related share-based compensation expense was not recognized during the three-month period ended March 31, 2021.

Warrants

No Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) have been granted during the periods presented.

Information on warrants activity follows:

	Warrants Exercisable	Weighted-Average Exercise Price Per Share	Warrants Outstanding	Weighted-Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2019	852,260	35.35	€918,927	35.12		€6.9y
Granted	—	—	—	—
Exercised	—	—	(19,702)	8.28	€
Forfeited or Expired	—	—	—	—
Balance as of December 31, 2020	899,225	27.15	€899,225	27.15		€5.3y
Granted	—	—	—	—
Exercised	—	—	(3,000)	18.68	€
Forfeited or Expired	—	—	—	—
Balance as of March 31, 2021	896,225	27.18	€896,225	27.18		€5.1y

There was no share-based compensation expense related to warrants awards for the three-months period ended March 31, 2021 while share-based compensation expense related to warrants awards was $0.1 million for the three-month period ended March 31, 2020.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and additional two-year holding period for French residents and four-years vesting period for foreign residents.

The free shares granted in 2018 and after are subject to a one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2019	67,000	13.98	€
Granted (1)	591,685	20.10	€
Vested	(3,000)	23.84	€
Cancelled	(26,035)	16.45	€
Unvested balance at December 31, 2020	629,650	19.59	€
Granted	0	0.00	€
Vested	(2,500)	16.00	€
Cancelled	(9,700)	17.30	€
Unvested balance at Mars 31, 2021	617,450	19.64	€

(1)

423,285 free shares have been granted in October 2020 under the Amended Second Free Shares 2018 Plan and are under non-market performance vesting conditions (i.e. non based on stock price) and with a minimum vesting period of three years. These free shares have been granted to a large number of our employees.

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $1.0 million and $19 thousand for the three-month periods March 31, 2021 and 2020, respectively.

On March 5, 2021, the Board of Directors decided to grant 330,041 free shares under the Amended Second Free Share 2018 Plan. As the employees and the members of the CODM accept the grant after March 31, 2021, the related share-based compensation expense was not recognized during the three-month period ended March 31, 2021.

14.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2020	2021

Weighted-Average fair values of stock options granted	$5.19	$5.85
Assumptions:
Risk-free interest rate	1.7%	0.6%
Share entitlement per options	1	1
Expected volatility	77.4%	85%
Expected term (in years)	6.9	5.7 - 6.2
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Calyxt’s expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Information on stock option activity follows:

	Options Exercisable	Weighted-Average Exercise Price Per Share	Options Outstanding	Weighted-Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2019	1,789,567	$8.73	4,481,359	$11.73	6.8y
Granted	—	—	887,765	$4.67
Exercised	—	—	(58,575)	$3.60
Forfeited or Expired	—	—	(689,376)	$12.89
Balance as of December 31, 2020	2,347,663	$10.15	4,621,173	$10.30	6.2y
Granted	—	—	270,800	$8.07
Exercised	—	—	(56,372)	$3.71
Forfeited or Expired	—	—	(456,450)	$10.03
Balance as of March 31, 2021	2,369,997	$10.38	4,379,151	$10.27	6.0y

Stock-based compensation expense related to stock option awards was a gain of $0.4 million due to options forfeiture or expiration, compared to an expense of $1.0 million for the three-month period ended March 31, 2021 and 2020, respectively.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	547,807	$9.49
Granted	68,000	$8.05
Vested	(27,386)	$9.18
Cancelled	(126,178)	$12.89
Unvested balance at March 31, 2021	462,243	$8.37

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was a gain of $0.9 million due to options forfeiture or expiration, compared to an expense of $0.3 million for the three-months periods ended March 31, 2021 and 2020, respectively.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units. The performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

Information on performance stock unit activity follows:

	Number of Performance Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	311,667	$7.06
Granted	—	—
Vested	—	—
Cancelled	(166,667)
Unvested balance at March 31, 2021	145,000	$7.06

Share-based compensation expense related to performance stock units awards was a gain of $0.3 million due to options forfeiture or expiration, compared to an expense of $0.1 million for the three-month periods ended March 31, 2021 and 2020, respectively.

Note 15. Earnings per share

	For the three-month period ended March 31,
	2020	2021
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	20,081	(11,868)
Adjusted weighted average number of outstanding shares, used to calculate basic net result per share	42,465,669	42,866,517
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	42,498,423	42,866,517
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	0.47	(0.28)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	0.47	(0.28)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

Note 16. Provisions

	31/12/2020	Additions	Amounts used during the period	Reversals	OCI	31/03/2021
	$ in thousands
Pension	4,010	149	—	—	(610)	3,549
Loss on contract	—	—	—	—	—	—
Employee litigation and severance	560	—	(71)	(19)	(22)	448
Commercial litigation	571	396	(163)	(97)	(30)	678

Total	5,141	545	(234)	(116)	(662)	4,675

Non-current provisions	4,010	149	—	—	(610)	3,549
Current provisions	1,131	396	(234)	(116)	(51)	1,126

During the three-month period ended March 31, 2021, additions mainly relate to (i) commercial litigation with a supplier for $0.4 million and (ii) pension service cost of the period for $0.1 million.

The amounts used and reversed during the period mainly relate (i) the settlement of employee litigation for $0.1 million and (ii) the update of a commercial litigation for $(0.1) million.

Note 17. Commitments

As of March 31, 2021	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
License agreements	18,728	1,530	3,060	3,060	11,078
Manufacturing agreements	2,033	1,466	566	—	—
Clinical & R&D agreements	1,261	888	374	—	—
Construction agreements	3,042	3,042	—	—	—
Other agreements	14,124	13,015	1,109	—	—

Total commitments	39,188	19,941	5,109	3,060	11,078

Obligations under the terms of lease agreements

Almost all of our lease agreement are accounted for under IFRS 16 and thereby are presented in the statement of consolidated financial position. The commitments related to operating leases exempted from IFRS 16 application are immaterial.

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay for services rendered in the next 12 months regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of Construction agreements

We have entered into a construction agreement regarding our manufacturing facility based in Raleigh, North Carolina, where we committed to pay for construction work.

Obligations under the terms of other agreements

Calyxt has entered into seed and grain production agreements (Forward Purchase Contracts) with seed producers and growers. Calyxt announced in December 2020 that Archer Daniels Midland has committed to purchase over four million bushels of Calyxt’s grain, which includes all the 2020 soybean crop, which Calyxt will purchase from growers between January 1, 2021 and August 31, 2021. Calyxt expects to sell that grain throughout 2021 and no later than December 31, 2021. Calyxt expects to sell the remaining grain to Archer Daniels Midland at market prices, and as a result, Calyxt will continue to hedge fixed price grain inventories and fixed price Forward Purchase Contracts to mitigate the risk changing market prices may have on Calyxt’s margins.

As of March 31, 2021, Calyxt has non cancelable commitments to purchase grain and seed from growers at dates throughout 2021 aggregating $11.7 million based on current commodity futures market prices, other payments to growers, and estimated yields per acre. This commitment is not recorded in the consolidated financial statements because Calyxt has not taken delivery of the seed or grain as of March 31, 2021.

The seed contracts often require Calyxt to pay prices for the seed produced at an exchange-traded price of grain plus a premium with the seed grower having the option to fix their price with Calyxt throughout the term of the agreement.

The grower contracts are linked to a commodity futures market prices with the grain grower having the option to fix their price with Calyxt throughout the term of the agreement. The grain grower contracts allow for delivery of grain to Calyxt at harvest if so specified when the agreement is executed, otherwise delivery occurs on a date that Calyxt elects through August 31 of the following year.

In all periods presented, we considered Forward Purchase Contracts as normal purchases and not derivatives. Any mark-to-market gains or losses associated with those contracts were reflected in inventory upon our purchase of the underlying grain

As of March 31, 2021, Calyxt has $3.0 million of unrealized commodity derivative losses from hedging contracts sold to convert their fixed price grain inventories and fixed price Forward Purchase Contracts to floating prices. As of March 31, 2021, Calyxt held commodity contracts with a notional amount of $10.4 million.

Note 18. Subsequent events

On April 9, 2021, Cellectis announced that it has completed sales of approximately $47 million in gross proceeds of American Depositary Shares (“ADS”) pursuant to the Company’s At-the-market (“ATM”) program established on March 29, 2021 (the “ATM Sales”), through Jefferies LLC (“Jefferies”), acting as sales agent. Each ADS represents one ordinary share of the Company. In the ATM Sales, an aggregate of 2,415,630 new ADSs and the same number of underlying new ordinary shares have been issued to existing and new investors at an at-the-market price of $19.50 per new ADS.

On April 8, 2021, Calyxt was notified by the SBA that the full amount of their Paycheck Protection Program loan had been forgiven.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. Together with our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, and in addition to product candidate development for oncology may also pursue additional investigational new drug (IND) filings outside of oncology.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment, carried out through our 64.5% (as of March 31, 2021) ownership in Calyxt, focuses on plant-based innovations and solutions with substantial disruption potential across multiple industries and tailored to specific downstream issues, while leveraging partners and licensees to manage commercialization and the associated costs and risks.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

For the three-month period ended March 31, 2021, we derived all of our Therapeutics revenues from the receipt of a convertible note (to be settled in cash or equity of Cytovia, depending on certain conditions) in consideration for a “right-to-use” license from the Cytovia licensing arrangement, a milestone reached as part of our collaboration with Allogene and royalties on licensed technologies.

As of March 31, 2021, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Collaboration and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene and Cellectis (the “Allogene License Agremeent) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. For the three-month period ended March 31, 2021 no revenue was recorded other than the one related Allogene and Cytovia’s agreements.

We are also party to a research and development alliance with MD Anderson Cancer Center pursuant to which we are currently collaborating on translational activities related to UCARTCS1. Under this agreement, we fund these translational activities.

We are currently sponsoring clinical studies with respect to three proprietary Cellectis product candidates at eight (8) sites for the AMELI-01 Study, at five (5) sites for the BALLI-01 Study, and at two (2) sites for the MELANI-01 Study, as follows:

•

The AMELI-01 Study is a Phase 1 dose-escalation clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in-patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana Farber Cancer Institute (Boston, Massachussetts), New York Presbyterian / Weill Cornell College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida) the University of Pennsylvania (Philadelphia, Pennsylvania), and University of California (San Francisco, California). We are enrolling patients in the second dose level of the AMELI-01 Study with lymphodepletion regimen including an anti-CD52 monoclonal antibody.

•

The BALLI-01 Study is a Phase 1/2 dose-escalation and expansion clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART22 in-patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at New York Presbyterian / Weill Cornell College of Cornell University (New York, New York), the University of Chicago (Chicago, Illinois), MD Anderson Cancer Center (Houston, Texas), University of California Los Angeles (Los Angeles, California) and Dana Farber Cancer Institute (Boston, Massachussetts). We are enrolling patients in the second dose level of the BALLI-01 Study with lymphodepletion regimen including an anti-CD52 monoclonal antibody.

•

The MELANI-01 Study is a Phase 1 dose-escalation clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma (r/r MM). The MELANI-01 Study is currently open to patient recruitment at Hackensack Meridian Health (Hackensack, New Jersey) and MD Anderson Cancer Center (Houston, Texas).

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

COVID-19 Update

While implementing health and safety measures, we continued to advance our proprietary allogeneic CAR T-cell programs during the three months ended March 31, 2021.

Although the COVID-19 pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during the first quarter of 2021, and each of the trials currently continues to progress through its respective dose levels.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first quarter of 2021, the COVID-19 pandemic did not have a material impact on Calyxt’s operations. However, a resurgence of the COVID-19 pandemic, governmental response measures, and resulting disruptions could adversely affect Calyxt’s operations and results.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3.D. “Risk Factor” of our report on Form 20-F.

Key events of the three-month period ended March 31, 2021

Since the beginning of 2021, Cellectis has made the following key achievements:

•

On February 16, 2021, Cytovia Therapeutics, Inc., a biopharmaceutical company developing allogeneic “off-the-shelf” gene-edited Natural Killer (NK) and Chimeric Antigen Receptor (CAR)-NK cells derived from induced pluripotent stem cells (iPSCs), and Cellectis announced that they entered into a strategic research and development collaboration to develop TALEN® gene-edited iPSC NK and CAR-NK cells. The financial terms of the partnership include up to $760 million of development, regulatory, and sales milestones from Cytovia to Cellectis for the first 5 TALEN® gene-edited iPSC-derived NK products (“partnership products”). Cellectis will also receive single-digit royalty payments on the net sales of all partnered products commercialized by Cytovia. Cellectis obtained a convertible note as consideration for a “right-to-use” license granted to Cytovia and will receive an equity stake of $15 million in Cytovia stock or a cash payment of $15 million in settlement of the convertible note if certain conditions are not met by December 31, 2021, as well as an option to invest in future financing rounds.

•

On March 4 and 5, 2021, the Board of Directors decided to grant 924,520 stock-options under the 2018 stock option plan, and 330,041 free shares under the Amended Second Free Share 2018 Plan. These free shares and stock options have been granted after quarter end to large number of employees of the Group and members of the CODM, with a minimum vesting of three years, and with non-market performance vesting conditions for the free shares granted to the CODM members.

•

On March 29, 2021, Cellectis announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $125.0 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Cellectis. The Company currently intends to use the net proceeds of sales of ADSs issued under the program (i) to fund the research and development of its product candidates, (ii) to pursue new human therapeutics approaches based on its proprietary gene editing technology outside of oncology, (iii) to fund manufacturing activity in its proprietary state-of-the-

art facility in Raleigh, North Carolina, and (iv) for working capital and general corporate purposes.

Since the beginning of 2021, Calyxt, Cellectis’ majority-owned plant science subsidiary, has made the following developments:

•

On February 19, 2021 Yves Ribeill, Ph.D., Chair of the Board of Directors of Calyxt, Inc., was appointed as the Executive Chair of the Board of Directors and in that capacity, will serve as Calyxt’s principal executive officer until the appointment of a successor to James Blome, Calyxt’s former Chief Executive Officer. Mr. Blome is entitled to compensation and benefits as part of this termination without cause, and in the first quarter of 2021 Calyxt recorded $2.3 million of cash expense for separation-related payments as well as an additional non-cash charge of $0.1 million from the acceleration of expense recognition of sign-on bonus paid to Mr. Blome in a prior period. The cash payments to Mr. Blome will be made over a period of 24 months, which began in March 2021. Calyxt recorded a benefit to earnings from a $2.5 million recapture of non-cash stock compensation expense from the forfeiture of certain of Mr. Blome’s unvested stock options, restricted stock units, and performance stock units.

•

On March 2, 2021, Calyxt announced that it had completed appointments to its Scientific Advisory Board (SAB), which will be chaired by Calyxt co-founder Dan Voytas, Ph.D. Appointees include world-renowned plant-biochemistry experts Anne Osbourn, Ph.D., Group Leader at the John Innes Center; Elizabeth Sattely, Ph.D., HHMI Investigator and Associate Professor of Chemical Engineering at Stanford University; and Paul Bernasconi, Ph.D., Former Global Function Head for Molecular Biology at BASF Biosciences. The SAB will focus on the identification of high value targets for development and commercialization.

•

Calyxt announced that while it will opportunistically engage in arrangements under each of its existing go-to-market strategies, it has determined to pursue trait development and licensing arrangements with respect to all of the products currently under development at Calyxt.

•

With respect to research and development, Calyxt announced the completion of its preliminary composition analysis of its next generation soybean product’s fatty acid profile and also announced that it had successfully completed a transformation of the hemp genome.

•	Effective May 1, 2021, Ms. Sarah Reiter was promoted to Chief Business Officer of Calyxt.

Key events post March 31, 2021

For Cellectis:

•

On April 9, 2021, Cellectis announced that it has completed sales of approximately $47 million of ADS pursuant to the Company’s ATM program, comprising an aggregate of 2,415,630 new ADSs and the same number of underlying new ordinary shares issued to existing and new investors at an at-the-market price of $19.50 per new ADS.

For Calyxt:

•	On April 8, 2021, Calyxt was notified by the Small Business Administration that the full amount of Calyxt’s PPP loan had been forgiven.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01 and MELANI-01, and initiate additional clinical trials for our other owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	advance research and development efforts for additional product candidates outside of oncology;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•

complete construction of (in the case of our Raleigh facility), bring online, and commence production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company;

•

continue, through Calyxt, to advance research and development of future plant-based innovations and solutions, including the initiation and advancement of additional field trials, compliance with applicable regulatory regimes, and the acquisition of germplasm and other biological materials, and to execute upon the deployment of such innovations through Calyxt’s trait development and licensing go-to-market strategy; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the three months ended March 31, 2021 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the three-month periods ended March 31, 2020 and 2021

Revenues.

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Collaboration agreements	47,027	20,565	-56.3%
Other revenues	3,102	5,036	62.4%
Revenues	50,128	25,601	-48.9%

The decrease in revenues of $24.5 million between the three-month periods ended March 31, 2020 and 2021 primarily reflects a decrease of revenue pursuant to our collaboration agreements of $26.5 million, mainly due to a $27.6 million upfront payment received in March 2020 and the recognition of $19.4 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our collaboration agreement with Servier, while revenue related to collaboration agreements in the first quarter of 2021 consists of the recognition of $15.0 million convertible note obtained as consideration for a “right-to-use” license granted to Cytovia and a $5.1 million Allogene milestone. The increase in other revenues of $1.9 million relates to higher high oleic soybean seed grain sales at Calyxt.

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Research tax credit	1,848	2,363	27.9%
Other income	(69)	2	-103.0%
Other income	1,778	2,365	33.0%

The increase in other income of $0.6 million between the three-month periods ended March 31, 2020 and 2021 mainly reflects an increase of $0.5 million in research tax credits, due to higher research and development purchases and external expenses during the three-month period ended March 31, 2021 that are eligible for the tax credit.

Cost of revenue

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Cost of goods sold	(3,884)	(7,331)	88.8%
Royalty expenses	(716)	(814)	13.7%
Cost of revenue	(4,600)	(8,145)	77.1%

The increase in cost of goods sold of $3.5 million between the three-month period ended March 31, 2020 and 2021 is driven by higher volumes of product sold by Calyxt in 2021 compared to 2020, higher average prices paid for Calyxt’s grain as a result of increases in commodity market prices for soybeans, and $0.2 million of unrealized commodity derivative losses at Calyxt from hedging contracts sold to convert its fixed price grain inventory and fixed price Forward Purchase Contracts to floating prices to link them to market, consistent with Calyxt expects to sell the grain. These increases were partially offset by the benefits resulting from the advancement of Calyxt’s soybean product line go-to-market strategy.

Research and development expenses.

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Personnel expenses	(9,089)	(13,111)	44.2%
Purchases, external expenses and other	(11,635)	(17,894)	53.8%
Research and development expenses	(20,724)	(31,004)	49.6%

Between the three-month periods ended March 31, 2020 and 2021, research and development expenses increased by $10.3 million. Personnel expenses increased by $4.0 million from $9.1 million in 2020 to $13.1 million in 2021 primarily due to a $4.2 million increase in wages and salaries as a result of increased R&D headcount in the therapeutic segment and a $0.8 million increase in social charges on stock option grants which were partially offset by a $0.9 million decrease in non-cash stock-based compensation expense. Purchases, external expenses and other increased by $6.3 million from $11.6 million in 2020 to $17.9 million in 2021 of which $6.1 million relates to the therapeutic segment.

Selling, general and administrative expenses.

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Personnel expenses	(6,958)	(4,782)	-31.3%
Purchases, external expenses and other	(5,188)	(3,997)	-23.0%
Selling, general and administrative expenses	(12,146)	(8,779)	-27.7%

Between the three-month periods ended March 2020 and 2021, the decrease in selling, general and administrative expenses of $3.4 million primarily reflects a $2.2 million decrease in personnel expenses from $7.0 million in 2020 to $4.8 million mainly due to a $3.9 million decrease in non-cash stock-based compensation expense mainly explained by the favorable impact of the recapture of Calyxt’s CEO non-cash stock-based from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure. partly offset by a $1.3 million increase in wages and salaries and a $0.3 million decrease in social charges on stock option grants. Purchases, external expenses and other decreased by $1.2 million from $5.2 million in 2020 to $4.0 million in 2021.

Other operating income and expenses.

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Other operating income (expenses)	(25)	56	-326.4%

The decrease in other operating expenses between three-month periods ended March 31, 2020 and 2021 amounted to $0.1 million.

Net financial gain (loss).

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Financial income	3,574	5,698	59.4%
Financial expenses	(1,385)	(1,137)	-17.9%
Net Financial gain (loss)	2,190	4,561	108.3%

The increase in financial income of $2.1 million between the three-month periods ended March 31, 2020 and 2021 was mainly attributable to an increase of the foreign exchange gain of $2.5 million (from a $2.6 million gain in 2020 to a $5.4 million gain in 2021) and to the fair value adjustment for $0.2 million partially offset by to the decrease of interest received from financial investments of $0.6 million.

The decrease in financial expenses of $0.2 million between the three-month periods ended March 31, 2020 and 2021 was mainly attributable to $0.6 million decrease in foreign exchange loss (from a $0.7 million loss in 2020 to a $0.1 million loss in 2021) partially offset by the increase in financial expenses related to the increase in lease debt for $0.3 million.

Net income (loss)

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Net income (loss)	16,602	(15,346)	-192.4%

The increase in net loss of $31.9 million between the three-month periods ended March 31, 2020 and 2021 was mainly due to (i) a $23.9 million decrease in revenues and other income, (ii) an increase of $5.5 million in wages, (iii) an increase of $5.1 million in purchases, external expenses and other, (iv) a $3.5 million increase in cost of goods sold and (v) an increase of $1.1 million in social charges on stock option grants expense, partially offset by (i) a $4.7 million decrease in non-cash stock based compensation expense and (ii) a $2.4 million increase in financial result.

Non-controlling interests

	For the three-month period ended March 31,		% change
	2020	2021	2021 vs 2020
Gain (loss) attributable to non-controlling interests	(3,480)	(3,478)	-0.0%

During the three-month periods ended March 31, 2021, we recorded $3.5 million in loss attributable to non-controlling interests. During the three-month period ended March 31, 2020, we also recorded $3.5 million in loss attributable to non-controlling interests.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and Other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the three-month periods ended period 2020 and 2021:

	For the three-month period ended March 31, 2020			For the three-month period ended March 31, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	2,377	47,751	50,128	4,988	20,613	25,601
External other income	—	1,778	1,778	—	2,365	2,365

External revenues and other income	2,377	49,530	51,907	4,988	22,978	27,966

Cost of revenue	(3,879)	(720)	(4,600)	(7,369)	(776)	(8,145)
Research and development expenses	(2,633)	(18,091)	(20,724)	(3,025)	(27,979)	(31,004)
Selling, general and administrative expenses	(6,464)	(5,682)	(12,146)	(4,118)	(4,660)	(8,779)
Other operating income and expenses	(20)	(5)	(25)	(24)	80	56

Total operating expenses	(12,996)	(24,497)	(37,495)	(14,536)	(33,336)	(47,872)

Operating income (loss) before tax	(10,619)	25,032	14,412	(9,548)	(10,358)	(19,907)

Financial gain (loss)	(334)	2,523	2,190	(290)	4,851	4,561

Net income (loss)	(10,953)	27,555	16,602	(9,839)	(5,507)	(15,346)

Non controlling interests	3,480	—	3,480	3,478	—	3,478

Net income (loss) attributable to shareholders of Cellectis	(7,473)	27,555	20,081	(6,361)	(5,507)	(11,868)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	(90)	2,274	2,185	262	1,305	1,567
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	747	1,087	1,834	(1,295)	323	(973)

Adjustment of share-based compensation attributable to shareholders of Cellectis	657	3,361	4,019	(1,033)	1,628	595

Adjusted net income (loss) attributable to shareholders of Cellectis	(6,817)	30,917	24,100	(7,394)	(3,879)	(11,273)

Depreciation and amortization	(490)	(1,555)	(2,045)	(604)	(3,186)	(3,791)
Additions to tangible and intangible assets	148	13,828	13,975	268	6,332	6,601

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $26.6 million, from $49.5 million for the three-month period ended March 31, 2020, to $23.0 million for the three-month period ended March 31, 2021. The decrease was primarily due to a decrease of $26.5 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The increase in total operating expenses of $8.8 million from the three-month period ended March 31, 2020 to the three-month period ended March 31, 2021 resulted primarily from (i) higher purchases, external expenses and other of $5.3 million, higher personnel expenses of $3.6 million attributable to (ii) an increase of $4.2 million in personnel wages and salaries and (iii) an increase of $1.1 million in social charges on stock option grants partially offset by (i) a decrease of $1.7 million in non-cash stock-based compensation expenses, and (ii) a decrease of $0.1 million in royalty expenses.

Operating loss before tax for our Therapeutics segment increased by $35.4 million from the three-month period ended March 31, 2020 to the three-month period ended March 31, 2021.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $34.8 million from the three-month period ended March 31, 2020 to the three-month period ended March 31, 2021.

Plants segment

External revenues and other income in our Plants segment increased by $2.6 million from $2.4 million for the three-month period ended March 31, 2020 to $5.0 million for the three-month period ended March 31, 2021 due Calyxt’s high oleic soybean seed grain sales..

The increase in total operating expenses of $1.5 million from three-month period ended March 31, 2020 to the three-month period ended March 31, 2021 resulted primarily from an increase in Calyxt’s activities, which contributed to (i) an increase in cost of goods sold of $3.5 million and (ii) an increase of $1.3 million in personnel wages and salaries mainly related to former CEO’s departure costs partially offset by (i) a decrease of $3.0 million in non-cash stock-based compensation expenses mainly explained by the favorable impact of the recapture of Calyxt’s CEO non-cash stock-based from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure and (ii) a decrease of $0.2 million in purchases, external expenses and other.

Operating loss before tax for our Plants segment decreased by $1.1 million from the three-month period ended March 31, 2020 to the three-month period ended March 31, 2021.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $0.6 million from the three-month period ended March 31, 2020 to the three-month period ended March 31, 2021.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2021, we had current financial assets and cash and cash equivalents of $225.9 million comprising cash and cash equivalents of $207.5 million and current financial assets of $18.4 million which include $15.4 million of current restricted cash and $3.0 million of short-term investments at Calyxt. Long term restricted cash amounts to $5.3 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $121.8 million as of March 31, 2021. Current financial assets denominated in U.S. Dollars amounted to $18.4 million as of March 31, 2021.

On March 9, 2021, we commenced an At-the-Market (ATM) program, which allows us to offer and sell, from time to time, ordinary shares in the form of American Depositary Shares (ADS ) (each representing one ordinary share of the Company) to certain eligible investors. We are not obligated to sell ADSs pursuant to the ATM program, and offers and sales occur only at our discretion and on our instructions and at at-the- market prices. The ATM program provides for a total maximum gross amount of $125 million. On April 9, 2021, Cellectis completed an initial sale under the ATM program for gross proceeds of $47 million (equivalent to 40 million euros).

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month periods ended March 31, 2020 and 2021:

	For the three-month period ended March 31,
	2020	2021
	$ in thousands
Net cash flows provided by (used in) operating activities	1,458	(40,929)
Net cash flows provided by (used in) investing activities	(48,552)	307
Net cash flows provided by (used in) financing activities	(1,899)	9,790

Total	(48,992)	(30,832)

Effect of exchange rate changes on cash	(4,397)	(2,859)

For the three-month period ended March 31, 2021, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $17.3 million to suppliers, wages and social expenses of $17.1 million, Calyxt operating payments of $8.9 million, partially offset by $1.0 million of licensing revenue at Cellectis, and $1.4 million of taxes and other fees.

For the three-month period ended March 31, 2020, our net cash flows provided by operating activities are mainly due to Cellectis cash payments of $11.5 million to suppliers, wages and social expenses of $9.4 million, and Calyxt operating payments of $12.4 million, offset by $32.9 million of payments received from Servier pursuant to our collaboration agreement, $1.0 million of payments received from licenses, and $0.6 million of interest received as well as other variances.

For the three-month period ended March 31, 2021, our net cash flows provided by investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $8.2 million, including mainly $1.8 million that relates to Cellectis’ new raw material manufacturing facility and offices in Paris, $6.1 million relates to the new commercial manufacturing facility in Raleigh, North Carolina and the remainder attributable to investing activity in the Plants segment, offset by $8.7 million of current financial assets variation.

For the three-month period ended March 31, 2020, our net cash flows used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $7.8 million, including $0.9 million that relates to Cellectis’ new raw material manufacturing facility in Paris, $6.0 million that relates to the new commercial manufacturing facility in Raleigh, North Carolina and the remainder attributable to investing activity in the Plants segment, together with $38.6 million of new current financial assets and $2.0 million of new non-current financial assets as well as other variances.

For the three-month period ended March 31, 2021, our net cash providied by financing activities reflects mainly the collection of $12.0 million of proceeds from stock option exercises and is partially offset by the payments on lease debts for $2.2 million.

For the three-month period ended March 31, 2020, our net cash used by financing activities reflects the payments on lease debts for $1.9 million.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services, as well as costs and expenses relating to construction and bringing online of our in-house manufacturing facilities. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur (expired in 2020), LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

In August 2020, Calyxt announced a transition to a capital-efficient business model comprising three differentiated go-to-market strategies. As part of the transition of strategy, Calyxt stopped processing soybeans into oil and meal and restructured its personnel involved in soybean processing and downstream product sales. In the fourth quarter of 2020, Calyxt announced having contracted to sell all its 2020 grain production (approximately four million bushels) of high oleic soybean to Archer Daniels Midland (ADM). To date, Calyxt has sold more than 50%of the 2020 grain crop to ADM with the remaining grain projected to be sold throughout 2021 under existing contracts. While Calyxt will opportunistically engage in arrangements under each available go-to-market strategy, it has determined to pursue trait development and licensing with respect to all of the products currently under development at Calyxt. This primary focus on trait development and licensing provides a capital-efficient, lower-cost, and highly scalable approach. Calyxt has not yet generated substantial third-party licensing revenue, and we do not know when, or if, Calyxt will generate substantial revenues from the implementation of its primary go-to-market strategy.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new plant-based innovations and solutions, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash position of Calyxt as of March 31, 2021 will be sufficient to fund their operations into the second half of 2022 while amounts attributable to Cellectis after taking into consideration $45.5 million of net equity proceeds raised pursuant to the Company’s “At the Market” (ATM) program in April 2021 will be sufficient to fund our operations into early 2023.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our and Calyxt’s financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs, as well as Calyxt’s anticipated cash burn rate, anticipated expense reduction efforts, and its expectations regarding an effective advancement of its go-to-market strategy and anticipated cash receipts from its product development efforts with partners. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments;

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval; and

•

progress, timing and success of Calyxt’s business, including its advancement of successful field trials and its ability to successfully deploy products and technologies under its primary go-to-market strategy.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

As of March 31, 2021, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until March 31, 2021.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2020.

There have been no changes in the Company’s internal control over financial reporting during the three-month period ended March 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2020.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.